Exhibit 99.2

PRESS RELEASE

WiLAN Reports Fourth Quarter and Fiscal Year 2013 Financial Results

Company reports adjusted earnings of $17.2 million in the fourth quarter

OTTAWA, Canada – January 30, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the fourth quarter and fiscal year 2013 ended December 31, 2013. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Fourth Quarter 2013 Highlights

•	Revenues of $29.2 million, exceeding guidance.
•	Adjusted earnings* of $ 17.2 million, or 14 cents per share, exceeding guidance.
•	Signed license agreements with BlackBerry, HTC, Novatel and Sierra Wireless.
•	WiLAN subsidiary, Gladios, signed license agreement with Turbine, Inc.
•	Acquired portfolio of semiconductor patents from IXYS CH GmbH.
•	Signed agreement with Panasonic to license over 900 semiconductor patents.
•	Returned $5.7 million to shareholders in dividend and share buyback payments.

Fiscal Year 2013 Highlights

•	Revenues of $88.2 million.
•	Adjusted earnings* of $17.6 million, or 15 cents per share.
•	Signed licenses with 17 companies, bringing the total number of companies licensed to 279.

•	Signed seven licensing partnerships, bringing the total number to 17.
•	Returned $25.5 million to shareholders in dividend and share buyback payments.
•	Held cash and cash equivalents and short-term investments of $131.9 million at December 31, 2013.

“We are very pleased to have ended fiscal 2013 with a very strong fourth quarter,” said Jim Skippen, President & CEO. “During the quarter, WiLAN and global technology leader, Panasonic Corporation, entered into a strategic partnership to monetize over 900 semiconductor patents. This agreement anchors our new core semiconductor licensing program and establishes a model for further collaboration with existing and potential partners.”

Added Skippen, “Our determined effort overcame litigation setbacks to sign license agreements with many defendants including BlackBerry, HTC and Sierra Wireless. These agreements contributed to our strong revenues and adjusted earnings in the fourth quarter.”

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“Over the fiscal year, WiLAN signed license agreements with 17 companies, including Panasonic which signed a broad license to our digital TV and display patent portfolio. These license agreements generated our second highest annual bookings,” commented Skippen.

Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.04 per common share to be paid on April 4, 2014 to shareholders of record on March 21, 2014.

WiLAN has stated previously that the Company’s Board of Directors would normally consider and, if deemed appropriate, increase the quarterly dividend with the release of fourth quarter and annual financial results. As changes to the dividend policy are under consideration in the Company’s ongoing strategic review, WiLAN will not be making any changes to the quarterly dividend at this time.

Fourth Quarter and Fiscal Year 2013 Revenue Review

In the three month period ended December 31, 2013, WiLAN generated revenues of $29.2 million, as compared to $21.2 million in the three month period ended December 31, 2012. In the twelve month period ended December 31, 2013, WiLAN generated revenues of $88.2 million, as compared to $88.0 million in the twelve month period ended December 31, 2012.

For the twelve month period ended December 31, 2013, the top 10 licensees accounted for 79 percent of revenues, whereas the top 10 accounted for 83 percent of revenues in the twelve month period ended December 31, 2012.

Fourth Quarter and Fiscal Year 2013 Operating Expense Review

In the three month period ended December 31, 2013, cost of revenue totaled $16.1 million as compared to $16.6 million in the three month period ended December 31, 2012.

For the twelve month period ended December 31, 2013, cost of revenues totaled $82.2 million as compared to $55.9 million in the same period last year. The increase in expenses is primarily attributable to an increase in litigation expense, patent licensing expense as a result of an increase in staffing levels and an increased level of technical consulting services in support of litigation and patent acquisition evaluation, and amortization expense as a result of patent acquisitions completed during fiscal 2012 and 2013.

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	Three months ended		Year ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Patent licensing	$2,411	$1,064	$6,320	$4,640
Litigation	4,746	8,772	45,911	25,564
Amortization of patents	8,562	6,531	28,854	24,794
Stock-based compensation	341	256	1,128	940
	$16,060	$16,623	$82,213	$55,938

For the three months ended December 31, 2013, litigation expenses amounted to $4.7 million compared to $8.8 million for the same period last year. The decrease in litigation for the three months ended December 31, 2013 is attributable to the conclusion of two trials and the dismissal of seven litigations as a result of licenses signed during the third and fourth quarters. For the twelve months ended December 31, 2013, litigation expenses amounted to $45.9 million compared to $25.6 million for the same period last year. The increase in litigation expenses is attributable to an increase in the level of litigation activities in comparison to the same period last year, including preparation for three claims construction hearings, and preparation for two trials which took place in July 2013 and October 2013. Litigation expenses are expected to vary from period to period due to the variability of litigation activities. We expect a reduction in litigation expenses in fiscal 2014 as a result of the license agreements signed during the third and fourth quarter of fiscal 2013 and the completion of the related trials.

In the fourth quarter ended December 31, 2013, MG&A expenses amounted to $2.9 million as compared to $3.0 million in the fourth quarter ended December 31, 2012. The decrease in spending for the three months ended December 31, 2013 is primarily attributable to a decrease in stock-based compensation. For the fiscal year ended December 31, 2013, MG&A totaled $13.1 million as compared to $12.3 million in the same period last year. The increase in spending for the twelve months ended December 31, 2013 is primarily attributable to an increase in salary costs and third party costs related to the increase in staffing levels, as well as an increase in consulting costs in support of the strategic alternatives review announced on October 30, 2013.

	Three months ended		Year ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Marketing, general and administration costs	$2,094	$2,172	$10,083	$9,007
Asset write-off related to restructuring	-	-	-	209
Depreciation	164	114	529	489
Stock-based compensation	595	744	2,453	2,595
	$2,853	$3,030	$13,065	$12,300

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In the fourth quarter ended December 31, 2013, R&D expenses were $2.8 million as compared to $2.3 million for the three months ended December 31, 2012. The increase in spending for the three months ended December 31, 2013 is primarily attributable to an increase in patent management costs, principally patent prosecution and maintenance costs, as a result of the increased size and breadth of our patent portfolio and an increase in stock-based compensation expense. For the fiscal year ended December 31, 2013, R&D totaled $9.3 million as compared to $9.0 million in the same period last year. The increase in spending for the twelve months ended December 31, 2013 is primarily attributable to an increase in patent management costs, principally patent prosecution and maintenance costs, partially offset by a decrease in staffing costs related to the research function resulting from the workforce reduction undertaken in fiscal 2012.

	Three months ended		Year ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Research	$584	$488	$1,947	$3,195
Patent management	2,030	1,748	6,436	5,046
Depreciation	75	90	299	410
Stock-based compensation	138	(62)	611	359
	$2,827	$2,264	$9,293	$9,010

In the quarter ended December 31, 2013, the Company incurred a foreign exchange loss of $1.1 million, of which $0.8 million was an unrealized foreign exchange loss, a non-cash expense. For the fiscal year ended December 31, 2013, the Company incurred a foreign exchange loss of $2.5 million, of which $1.7 million was an unrealized foreign exchange loss, a non-cash expense. The unrealized foreign exchange loss recognized in the three months and fiscal year ended December 31, 2013 results from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at year end as well as the revaluation of foreign exchange contracts held at year end. At December 31, 2013, WiLAN held foreign exchange forward contracts totaling approximately $32 million which mature at various dates through to January 2015.

Fourth Quarter and Fiscal Year 2013 Earnings Review

In the fourth quarter ended December 31, 2013, WiLAN generated adjusted earnings of $17.2 million or 14 cents per basic share as compared to $7.0 million or 6 cents per basic share, in the comparative period. The increase in adjusted earnings for the three months ended December 31, 2013 is primarily attributable to increased revenues. In the fiscal year ended December 31, 2013, WiLAN generated adjusted earnings of $17.6 million or 15 cents per basic share as compared to $41.8 million or 34 cents per basic share, in the comparative period. The decrease in adjusted earnings for the fiscal year ended December 31, 2013 is primarily attributable to higher investment in litigation and to a lesser extent, increased staff costs.

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The Company’s GAAP earnings amounted to earnings of $2.4 million, or 2 cents per share on a basic level, in the three month period ended December 31, 2013, as compared to a GAAP loss of $2.1 million, or 2 cents per share on a basic level, in the same period last year.

In the twelve month period ended December 31, 2013, the Company generated a GAAP loss of $18.1 million, or 15 cents per share on a basic level as compared to a GAAP loss of $14.5 million or 12 cents per share on a basic level, in the same period last year.

Fourth Quarter and Fiscal Year 2013 Balance Sheet and Cash Flow Review

At December 31, 2013, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $131.9 million, representing a decrease of $45 million from the cash position at December 31, 2012. The decrease is primarily attributable to the returning of $25.5 million to shareholders in dividend and share buyback payments, the acquisition of patents totaling $10.3 million and $9.5 million used by operations. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

During the fourth quarter ended December 31, 2013, the Company generated $1.5 million of cash from operations and returned $5.7 million to shareholders in dividend and share buyback payments.

At December 31, 2013, approximately 11% of the Company’s cash and cash equivalents and short term investments were denominated in Canadian dollars.

First Quarter 2014 Financial Guidance

For the first quarter 2014 ending March 31, 2014, the Company expects revenue to be at least $22.6 million. This revenue guidance does not include the potential impact of any additional reports yet to be received, new agreements that may be signed during the balance of the first quarter of 2014 or the potential impact of any royalties identified in audits conducted by the Company. This guidance is provided prior to the completion of the first month of this fiscal quarter and as such, a number of reports that normally are submitted at or shortly after the month end have yet to be received by the Company. Quarterly revenues based on signed contracts only for the balance of fiscal 2014 are expected to be moderately below the guidance given for the first quarter of fiscal 2014.

Operating expenses for the first quarter are expected to be in the range of $10.2 million to $12.2 million of which $3.0 million to $5.0 million is expected to be litigation expense. For the first quarter of 2014, and assuming no additional agreements are signed, adjusted earnings are expected to be in the range of $10.6 million to $12.6 million.

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The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s annual information form for the 2012 fiscal year dated March 7, 2013 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

The above targets for the three month period ending March 31, 2014 reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant license agreements with companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the revenue guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided.

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – January 30, 2014 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=172143

• To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)

• To access the call from other locations, dial 1.201.689.8567 (International)

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Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=172143 and accessible by telephone until 11:59 PM ET on April 30, 2014.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13574777

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 275 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 4,000 issued or pending patents. For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to monetize”, “establishes a model for further collaboration”, “to be paid”, “expects revenue to be”, “potential impact”, “may be signed”, “conducted by”, “expected to be”, “are signed”, “may differ”, “may be”, “can be”, “expectations”, “subject to”, “cannot be accurately forecast”, “ may exceed”, “the receipt”, “ signing of new license agreements”, “completion of”, “to negotiate”, “may vary”, “will be”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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Wi-LAN Inc.

Consolidated Statements of Operations

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Revenue
Royalties	$29,175	$21,183	$88,209	$87,960

Operating expenses
Cost of revenue	16,060	16,623	82,213	55,938
Research and development	2,827	2,264	9,293	9,010
Marketing, general and administration	2,853	3,030	13,065	12,300
Foreign exchange loss (gain)	1,064	361	2,538	(5,191)
Restructuring charges	-	-	-	418
Total operating expenses	22,804	22,278	107,109	72,475
Earnings (loss) from operations	6,371	(1,095)	(18,900)	15,485
Investment income	175	212	728	1,277
Interest expense	-	(121)	-	(1,247)
Debenture financing, net	-	-	-	(31,138)
Earnings (loss) before income taxes	6,546	(1,004)	(18,172)	(15,623)

Provision for (recovery of) income tax expense
Current	2,093	420	5,980	3,480
Deferred	2,021	695	(6,059)	(4,583)
	4,114	1,115	(79)	(1,103)
Net and comprehensive earnings (loss)	$2,432	$(2,119)	$(18,093)	$(14,520)

Earnings (loss) per share
Basic	$0.02	$(0.02)	$(0.15)	$(0.12)
Diluted	$0.02	$(0.02)	$(0.15)	$(0.12)

Weighted average number of common shares
Basic	119,972,775	121,429,318	120,856,511	121,451,967
Diluted	120,350,286	121,429,318	120,856,511	121,451,967

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Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2013	December 31, 2012
Current assets
Cash and cash equivalents	$130,394	$175,246
Short-term investments	1,457	1,617
Accounts receivable	11,999	1,139
Prepaid expenses and deposits	593	314
	144,443	178,316

Loan receivable	1,075	911
Furniture and equipment, net	2,159	1,272
Patents, net	150,025	116,846
Deferred tax asset	26,876	20,817
Goodwill	12,623	12,623
	$337,201	$330,785

Current liabilities
Accounts payable and accrued liabilities	$25,012	$22,406
Current portion of patent finance obligations	19,480	2,547
	44,492	24,953

Patent finance obligations	32,552	2,670
Success fee obligation	7,048	10,900
	84,092	38,523

Commitments and contingencies

Shareholders' equity
Capital stock	425,238	431,067
Additional paid-in capital	14,635	11,074
Accumulated other comprehensive income	16,225	16,225
Deficit	(202,989)	(166,104)
	253,109	292,262
	$337,201	$330,785

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Wi-LAN Inc.

Consolidated Statements of Cash Flow

(in thousands of United States dollars)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Cash generated from (used in)
Operations
Net loss	$2,432	$(2,119)	$(18,093)	$(14,520)
Non-cash items
Stock-based compensation	1,074	939	4,192	3,894
Depreciation and amortization	8,801	6,734	29,682	25,693
Foreign exchange gain (loss)	(449)	7,780	(1,350)	7,910
Deferred financing costs	-	-	-	1,746
Accretion of debt discount	-	-	-	25,175
Discount on loan receivable	-	121	-	121
Disposal of assets	-	-	80	-
Disposal of patents	-	(209)	43	-
Deferred income tax recovery	2,021	695	(6,059)	(4,583)
Accrued investment income	(38)	(32)	(156)	(32)
	13,841	13,909	8,339	45,404
Change in non-cash working capital balances
Accounts receivable	239	1,517	(10,860)	1,014
Prepaid expenses and deposits	637	255	(279)	(475)
Payments associated with success fee obligation	(736)	(1,331)	(3,897)	(12,685)
Due to related party	-	-	-	7,831
Accounts payable and accrued liabilities	(12,487)	2,845	(2,779)	(7,102)
Cash (used in) generated from operations	1,494	17,195	(9,476)	33,987
Financing
Dividends paid	(4,421)	(4,234)	(18,370)	(14,617)
Repayment of convertible debentures	-	-	-	(233,247)
Common shares repurchased under normal course issuer bid	(1,288)	-	(7,134)	(15,729)
Common shares issued for cash on the exercise of options	-	516	478	3,078
Common shares issued for cash from Employee Share Purchase Plan	94	115	196	231
Cash used in financing	(5,615)	(3,603)	(24,830)	(260,284)
Investing
Sale (purchase) of short-term investments	47	-	160	(93)
Loan receivable	-	(1,000)	-	(1,000)
Purchase of furniture and equipment	(185)	(34)	(1,795)	(403)
Purchase of patents	(6,559)	(1,085)	(10,261)	(25,425)
Cash used in investing	(6,697)	(2,119)	(11,896)	(26,921)
Foreign exchange (gain) loss on cash held in foreign currency	449	(7,780)	1,350	(3,722)

Net cash and cash equivalents used in the period	(10,369)	3,693	(44,852)	(256,940)
Cash and cash equivalents, beginning of period	140,763	171,553	175,246	432,186
Cash and cash equivalents, end of period	$130,394	$175,246	$130,394	$175,246

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Net earnings (loss) under GAAP	$2,432	$(2,119)	$(18,093)	$(14,520)

Adjusted for:
Unrealized foreign exchange loss (gain)	806	247	1,730	(5,213)
Depreciation and amortization	8,801	6,621	29,682	25,693
Stock based compensation	1,074	1,024	4,192	3,894
Restructuring and other one time charges	-	-	-	418
Gain of disposal of assets	-	-	123	-
Asset write-off related to restructuring	-	-	-	209
Interest expense	-	121	-	1,247
Debenture financing, net	-	-	-	31,138
Income tax expense (recovery)	4,114	1,115	(79)	(1,103)
Adjusted earnings	$17,227	$7,009	$17,555	$41,763

Adjusted earnings per basic share	$0.14	$0.06	$0.15	$0.34

Weighted average number of common shares
Basic	119,972,775	121,429,318	120,856,511	121,451,967

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